UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                           RISK CAPITAL HOLDINGS, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   767711 10 4
                                 (CUSIP Number)

                             Paul S. Giordano, Esq.
                    Senior Vice President and General Counsel
                                  EXEL Limited
                                Cumberland House
                               One Victoria Street
                             Hamilton HM 11, Bermuda
                                 (441) 292-8515

                                    Copy to:

                               Immanuel Kohn, Esq.
                             Cahill Gordon & Reindel
                                 80 Pine Street
                            New York, New York 10005
                                 (212) 701-3000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 11, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D



CUSIP NO. 767711 10 4

-------- ----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         EXEL Limited
         I.R.S. Employer Identification No.:  98-0058718
-------- ----------------------------------------------------------------------
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                       (a)/ /
                                                                       (b)/ /
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3        SEC USE ONLY
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-------- ----------------------------------------------------------------------
4        SOURCE OF FUNDS

                WC
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                  / /
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
-------- ----------------------------------------------------------------------
--------------------------------------- ------- -------------------------------
                                        7       SOLE VOTING POWER
                                                4,755,000 Shares

                                        ------- -------------------------------
                                        ------- -------------------------------
              NUMBER OF                 8       SHARED VOTING POWER
                SHARES
             BENEFICIALLY
                                        ------- -------------------------------
                                        ------- -------------------------------
            OWNED BY EACH               9       SOLE DISPOSITIVE POWER
           REPORTING PERSON                     4,755,000 Shares
                 WITH
                                        ------- -------------------------------
                                        ------- -------------------------------
                                        10      SHARED DISPOSITIVE POWER

--------------------------------------- ------- -------------------------------
-------- ----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
         4,755,000 Shares
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (See Instructions)

         / /
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         27.9% of Common Stock (without giving effect to any outstanding options or warrants to purchase Common Stock held by other persons)
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)
         CO
-------- ----------------------------------------------------------------------

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


Item 1. Security and Issuer.

     This Schedule 13D relates to the Common Stock (the "Common Stock") of Risk Capital Holdings, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 20 Horseneck Lane, Greenwich, Connecticut 06830.

Item 2. Identity and Background.

     This statement is filed by EXEL Limited ("Reporting Person") to amend the
Schedule 13G filed by its wholly owned subsidiary X.L. Insurance Company, Ltd. The Reporting Person is a Cayman Islands corporation whose principal office and business address is Cumberland House, One Victoria Street, Hamilton HM 11, Bermuda. Schedule I attached hereto and incorporated herein by reference sets forth, with respect to each executive officer and director of the Reporting Person the following information: (a) name; (b) residence or business address;
(c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) ownership of securities of the Company. Each person listed on
Schedule I, unless otherwise indicated, is a United States citizen.

     Neither the Reporting Person nor, to the best knowledge of the Reporting Person, any other person identified pursuant to this Item 2, within the last five years was (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to federal or state securities laws or a finding of any violations of such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     As of the date hereof, the Reporting Person beneficially owns 4,775,000 shares of Common Stock of the Company (the "Shares"). On September 11, 1997, a wholly owned subsidiary of the Reporting Person purchased 1,000,000 Shares from The Trident Partnership, L.P. at a price of U.S.$23.25 per Share. The source of the funds used to acquire the Shares was working capital.

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




Item 4. Purpose of Transaction.

     The Shares owned by the Reporting Person are being held for investment purposes. Depending on market conditions, the Reporting Person may acquire additional Shares or dispose of some or all of the Shares reported herein.

     Except as described in this Statement, as of the date hereof, the Reporting Person has not formulated any specific plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities by the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company; (c) a sale or transfer of a material amount of assets of the Company; (d) any change in the present board of directors or management of the Company (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5. Interests in Securities of the Issuer.

     (a) As of the date hereof, the Reporting Person beneficially owns 4,775,000 Shares representing 27.9% of the Common Stock of the Company (without giving effect to any outstanding options or warrants to purchase stock held by other persons). The Shares are owned of record by Garrison Investments Inc., a Barbados corporation and an indirect wholly owned subsidiary of the Reporting Person.

     Except as otherwise described herein, to the best knowledge of the Reporting Person, no other persons identified in



this filing currently owns, or has any right to acquire, any of the Common Stock of the Company.

     (b) The Reporting Person has the sole voting power and sole dispositive power with respect to the Shares reported in this Statement as being beneficially owned by it.

     (c) Except as set forth below, the Reporting Person has not effected transactions in the Common Stock within the preceding sixty days:

          (1) September 11, 1997 purchase of 1,000,000 Shares by a wholly owned subsidiary of the Reporting Person from The Trident Partnership, L.P. for U.S. $23.25 per Share.

         (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported on this Schedule.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Pursuant to an Agreement dated September 19, 1995 between the Reporting Person, on the one hand, and the Company, on the other hand, the Reporting Person has the right to designate, and the Company will use its best efforts to cause to be elected, two directors to the Board of Directors of the Company as may from time to time be designated by the Reporting Person. In addition, pursuant to that Agreement the Company has agreed, under certain circumstances, to cause the shares of Common Stock of the Company owned by the Reporting Person to be registered under the Securities Act. As of the date hereof, the Reporting Person has designated Messrs. Esposito, Jr. and Heap, as directors of the Company. Mr. Esposito, Jr. is also a member of the Executive Committee of the Company and is Chairman of the Investment/Finance Committee of the Company. Mr. Heap is Chairman of the Compensation Committee of the Company.

     Mr. Robert Clements is Chairman and Director of the Company and a member of the Board of Directors and the Compensation and Governance Committees of the Reporting Person. Mr. Clements is also an advisor to Marsh & McLennan Risk Capital Corp., one of the investment advisors to the Trident Partnership, L.P.

     The Proxy Statement of the Company, dated April 14, 1997 sets forth certain information regarding the ownership of securities of the Company by Messrs. Clements, Esposito, Jr. and Heap.



Item 7. Material to be Filed as Exhibits.

     Exhibit A. The Purchase Agreement between Risk Capital Holdings, Inc. and X.L. Insurance Company, Ltd. Incorporated by reference from Exhibit 10.5 of Risk Capital Holdings, Inc.'s Form 10-K dated March 28, 1996.

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


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 17, 1997

                                    By:  EXEL Limited



                                    By:  /s/ Brian G. Walford
                                         ---------------------------
                                             Brian G. Walford
                                             Executive Vice
                                              President and Chief
                                              Financial Officer




                                   SCHEDULE I

                       DIRECTORS AND EXECUTIVE OFFICERS OF

                                  EXEL LIMITED



Unless otherwise indicated, the business address of directors and executive officers is Cumberland House, One Victoria Street, Hamilton HM 11, Bermuda and all directors and executive officers are citizens of the United States of America. An asterisk indicates that a person is a director.

The Proxy Statement of the Company, dated April 14, 1997 sets forth certain information regarding the ownership of securities of the Company by Messrs. Clements, Esposito, Jr. and Heap.

Name and Business             Principal Occupation, Employment,
Address                       Share Ownership, Citizenship

Michael P. Esposito, Jr.*     Chairman of the Board since
                              April 1995 and a Director of the Reporting Person since 1986. Mr. Esposito has been a partner of Inter-Atlantic Securities Corporation since June
                              1995. Mr. Esposito serves as a director of Mid
                              Ocean Limited, Forest City Enterprises and the
                              Company.

Brian M. O'Hara*              President and Chief Executive Officer
                              of the Reporting Person since 1994 and a Director since 1986. Mr. O'Hara also serves as a director of Mid Ocean Limited.

Robert Clements*              Director of the Reporting Person since
                              1986. Mr. Clements also serves as Chairman and a Director of the Company and is the managing partner of Taracay Investment Company.

Gilbert Gould*                Director of the Reporting Person since
                              1987. Mr. Gould has served as Manager of Financial
                              Services for Southern California Edison Company since 1993.

Robert V. Hatcher, Jr.*       Director of the Reporting Person
                              since June, 1997.

Ian R. Heap*                  Director of the Reporting Person since
                              1987. Mr. Heap also serves as a director of the Company.

John Loudon*                 Director of the Reporting Person since
                              1992. Mr. Loudon has been Chairman of Caneminster Ltd., a British investment company, since 1991. Mr. Loudon also serves as a director of Heineken N.V., Derby Trust plc, BNB Resources plc and Ocean Group, plc. Mr. Loudon is a citizen of The Netherlands.

Robert S. Parker*             Director of the Reporting Person since
                              1992. Dr. Parker has been Dean of the School of Business Administration at Georgetown University since 1986. Dr. Parker also serves as a director of Back Bay Restaurant Group, Inc.

Cyril Rance*                  Director of the Reporting Person since
                              1990. Mr. Rance is a citizen of Bermuda.

Alan Z. Senter*               Director of the Reporting Person since
                              1986.

John T. Thornton*             Director of the Reporting Person
                              since 1988. Mr. Thornton has served as Executive
                              Vice President and Chief Financial Officer of
                              Norwest Corporation since 1987.

Ellen E. Thrower*             Director of the Reporting Person since
                              December 1995. Dr. Thrower has been President and
                              Chief Executive Officer of The College of
                              Insurance since 1988. Dr. Thrower beneficially owns 1,475 shares of Common Stock of the Company.

John Weiser*                  Director of the Reporting Person since
                              1986. Mr. Weiser serves as a director of Bechtel
                              Group, Inc..

James J. Ansaldi              Senior Vice President of X.L. Insurance
                              Company, Ltd. since 1988.

K. Bruce Connell              President and Chief Operating
                              Officer of X.L. Global Reinsurance Company, Ltd.
                              since 1997.

Robert J. Cooney              Executive Vice President of the
                              Reporting Person since March 1995 and President and Chief Operating Officer of X.L. Insurance
                              Company, Ltd.

Lawrence Doyle                Executive Vice President of the Reporting
                              Person since 1997.

Paul S. Giordano              Senior Vice President and General
                              Counsel of the Reporting Person since 1997.

Brian G. Walford              Executive Vice President of the
                              Reporting Person and X.L. Insurance Company Ltd.
                              since 1991 and Chief Financial Officer of the Reporting Person since 1990. Mr. Walford has been
                              Secretary of the Reporting Person since 1991 and X.L. Insurance Company, Ltd. since 1990. Mr.
                              Walford is a citizen of the United Kingdom.


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


                                  EXHIBIT INDEX

EXHIBIT
  NO.                      DESCRIPTION

  A       --   The Purchase Agreement between Risk Capital Holdings, Inc. and
               X.L. Insurance Company, Ltd. Incorporated by reference from
               Exhibit 10.5 of Risk Capital Holdings, Inc.'s Form 10-K dated
               March 28, 1996



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